FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company
PLATINUM GROUP METALS LTD. (“Platinum Group”)

328 – 550 Burrard Street Vancouver BC, V6C 2B5

Telephone:   (604) 899-5450     Facsimile:  (604) 484-4710

Item 2.           Date of Material Change          December 9, 2008
Item 3.           News Release
A news release was disseminated on December 9, 2008 to the TSX as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Ontario and Quebec Securities Commissions.

Item 4.           Summary of Material Change
Platinum Group announced that it, along with Anglo Platinum Limited and Wesizwe Platinum Limited have executed definitive agreements to consolidate and rationalize the Western Bushveld Joint Venture (“WBJV”)

Item 5.            Full Description of Material Change

Under the terms Platinum Group will have the right to acquire effective ownership of 74% of WBJV Projects 1 and 3 and Wesizwe will acquire 100% of Project 2 and 26% of Projects 1 and 3. The transactions will become effective upon fulfillment of certain conditions precedent and regulatory approvals including the approval of the Department of Minerals and Energy, Republic of South Africa, for Section 11 transfer of mineral rights pursuant to the Mineral and Petroleum Resources Development Act.

Anglo Platinum will vend its 37% interest in the WBJV to Wesizwe for common shares representing a 26.5% interest in Wesizwe. Platinum Group will concurrently acquire a 37% interest in Projects 1 and 3 from Wesizwe in exchange for Platinum Group’s interest in Project 2 valued at R376.9M and a cash payment of R408.6M. The R408.6M cash payment to Wesizwe will be due 270 days after the effective date of the transactions and will then be held in escrow to be applied towards Wesizwe’s 26% share of funding for Projects 1 and 3. Should the Company not make all of the required cash payment, its interest in the projects would be reduced by up to approximately 19.2% proportionately to the unpaid balance versus R408.6M, unless Wesizwe and the Company agree upon an alternative arrangement.

The settlement of the “equalization payments” currently due to Anglo Platinum under the terms of the WBJV shall be settled by Wesizwe in common shares and by Platinum Group in cash. At present, equalization payments due are approximately US$18M payable by Wesizwe and US$20M payable by the Company. If the Company does not pay Anglo Platinum upon the effective date of the agreements, Anglo Platinum can elect to provide up to a 6 month extension with interest or cede the amount due to Wesizwe in exchange for further common shares of Wesizwe and/or an assignment of debt due from Wesizwe to Anglo Platinum. The Company would then be liable to settle with Wesizwe for any unpaid balance due. A total make up of approximately US$2.0M is also payable by Platinum Group to Wesizwe for past exploration costs incurred on Project 2.

The parties have agreed to suspend the 90 day deadline for a Decision to Mine under the terms of the WBJV until the transaction is effective or a condition precedent is not able to be fulfilled. Upon the effective date of the transactions Anglo Platinum will hold a 60 day first right of refusal on the sale of ore or concentrate over the original WBJV mineral rights.

Item 6.            Reliance on subsection 7.1 of national Instrument 51-102          N/A
Item 7.            Omitted Information      N/A
Item 8.            Executive Officer
        The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:
        R. Michael Jones, President & CEO   Phone: (604) 899-5450

Item 9.           Date of Report
                       December 18, 2008